						Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Year Ended December 31
	2008		2007	2006	2005	2004

Earnings from continuing operations before income
from equity investees (1)	$ (42,291)		$ 75,738	$ 61,596	$ 14,982	$ 19,900

Add back:
Fixed charges	163,667		154,332	146,103	137,837	116,584
Amortization of previously capitalized interest	4,575		4,391	4,329	3,843	3,612
Distributed income of Unconsolidated Joint
Ventures (2)	35,356		40,498	33,544	95,249	40,070

Deduct:
Capitalized interest	(7,972)		(14,613)	(9,803)	(9,940)	(5,995)
Preferred distributions	(2,460)		(2,460)	(2,460)	(2,460)	(12,244)

Earnings available for fixed charges and
preferred dividends	$ 150,875		$ 257,886	$ 233,309	$ 239,511	$ 161,927

Fixed Charges
Interest expense (3)	$ 147,397		$ 131,700	$ 128,643	$ 121,612	$ 95,934
Capitalized interest	7,972		14,613	9,803	9,940	5,995
Interest portion of rent expense	5,838		5,559	5,197	3,825	2,411
Preferred distributions (4)	2,460		2,460	2,460	2,460	12,244

Total Fixed Charges	$ 163,667		$ 154,332	$ 146,103	$ 137,837	$ 116,584

Preferred dividends (5)	14,634		14,634	23,723	27,622	17,444

Total fixed charges and preferred dividends	$ 178,301		$ 168,966	$ 169,826	$ 165,459	$ 134,028

Ratio of earnings to fixed charges and
preferred dividends	0.8	(6)	1.5	1.4	1.4	1.2

(1)	Earnings from continuing operations before income from equity investees for the year ended December 31, 2008 includes a $117.9 million impairment charge related to our Oyster Bay project.

(2)
Distributed income of Unconsolidated Joint Ventures for the year ended December 31, 2008 includes an $8.3 million impairment charge related to our investment in University Town Center.  In December 2005, a 50% owned unconsolidated joint venture sold its interest in Woodland.  The Company's $52.8 million equity in the gain on the sale is separately presented on the face of the income statement.

(3)
Interest expense for the year ended December 31, 2006 includes charges of $3.1 million in connection with the write-off of financing costs.  Interest expense for the year ended December 31, 2005 includes a $12.7 million charge incurred in connection with a prepayment premium and the write-off of financing costs.

(4)	TRG preferred distributions for the year ended December 31, 2004 include a $2.7 million charge relating to the redemption of the Series C and D Preferred Equity.

(5)	Preferred dividends for the years ended December 31, 2006 and 2005 include $4.7 million and $3.1 million, respectively, of charges recognized in connection with the redemption of Preferred Stock.

(6)	Earnings available for fixed charges and preferred dividends were less than total fixed charges and preferred dividends by $27.4 million. See Notes 1 and 2.